Exhibit 99.1

                                  PRESS RELEASE


Contacts:

Martin C. Cunningham                                    Keith R. Knox
Chairman & CEO                                          President
201-216-0100                                            201-216-0100



FOR IMMEDIATE RELEASE                                              June 29, 2006


      HUDSON HOLDING CORPORATION'S EARNINGS PER SHARE DOUBLE IN FISCAL 2006


Jersey City, NJ, June 29, 2006: Hudson Holding  Corporation (OTC Bulletin Board:
HDHL.OB-News) today announced that it is filing its results for the fiscal year ended March 31, 2006 with the Securities and Exchange Commission, concurrent with this announcement. Earnings per share were $0.04 for fiscal 2006, double the $0.02 generated during fiscal 2005.

While the fiscal 2006 revenues declined slightly to $20.2 million, from $21.2 million in fiscal 2005, fourth quarter 2006 revenues of $7.4 million increased substantially as compared to the previous six quarters, which ranged from $4 million to $5.4 million. Net income for fiscal 2006 was $784 thousand compared to fiscal 2005 net income of $448 thousand. Stockholders' equity increased to $8.1 million at March 31, 2006 as compared to $5.3 million at March 31, 2005. Additional financial details are available in the table below and in the Company's Form 10-KSB.

                  Three Months Ended           Twelve Months Ended
                        March 31,                     March 31,
               --------------------------     --------------------------
                  2006           2005            2006           2005
               -----------    -----------     -----------    -----------
               (unaudited)     (unaudited)

Revenues       $ 7,402,394    $ 4,658,742     $20,227,649    $21,162,383
Net income     $ 1,097,365    $   (49,475)    $   783,825    $   447,914
Diluted EPS    $      0.04    $      0.00     $      0.04    $      0.02

"The fourth quarter was marked by a surge in trading activity, which benefited our full year results" said Marty Cunningham, Hudson's Chairman and Chief Executive Officer. "Our goal is to continue to grow our market maker revenue base and expand into complementary businesses, but in a controlled and cost conscious manner," Mr. Cunningham continued.

Hudson Holding Corporation is a holding company and is the parent of Hudson Securities, Inc., a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Hudson Securities, Inc. meets the liquidity needs of brokers, dealers, institutions, and asset managers by making markets in over 7,000 Nasdaq and non-Nasdaq OTC securities, with particular expertise in trading Nasdaq SmallCap, OTC Bulletin Board, and Pink Sheet securities.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.